FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results
2.	Nomura Announces Dividend Payment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 28, 2011	By:	/s/ Junko Nakagawa
Junko Nakagawa
Executive Managing Director

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Eighth consecutive profitable quarter; All divisions profitable on full year basis

•	Retail revenues robust despite challenging environment

•	Asset Management revenues and income higher on growth in assets under management

•	Wholesale recorded strongest quarterly performance in more than a year with revenues up 8 percent QoQ; Continued to monetize investments in US and Asia

•	Fixed Income remained firm despite elevated market volatility and sharp fall in liquidity

•	Equities had best quarter of the year with net revenue up 5 percent

•	Investment Banking executed landmark transactions and returned to profitability in Q4

Tokyo, April 28, 2011—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full fiscal year ended March 31, 2011.

Fourth quarter net revenue increased 1 percent quarter on quarter to 299.4 billion yen (US$3.6 billion)1. Income before income taxes rose 35 percent to 37.4 billion yen (US$452 million). Net income attributable to Nomura Holdings shareholders declined by 11 percent from the third quarter to 11.9 billion yen (US$143 million). For the full year period, Nomura reported net revenue of 1,130.7 billion yen (US$13.7 billion), income before income taxes of 93.3 billion yen (US$1.13 billion), and net income of 28.7 billion yen (US$346 million).

“With two full years of profitability behind us, our global franchise continues to gain real momentum through growth in client businesses, improved industry rankings, and high-profile transactions,” said Kenichi Watanabe, Nomura’s President and Chief Executive Officer.

“We reported another quarter of higher revenues and pretax income, maintaining a trend we saw throughout our financial year. Revenues in our Retail business were roughly flat despite the difficult market conditions, reflecting our ability to respond accurately to the needs of retail investors. Asset Management posted a further increase in assets under management, driving earnings higher. In Wholesale, Global Markets delivered a robust performance and played a key role in providing liquidity after the earthquake in Japan. Our Investment Banking franchise continued to grow and we executed many landmark international offerings during the fourth quarter.

“Looking ahead, we will continue to build on our market-leading position in Japan while renewing our focus on profitability and monetizing investments in our international operations.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 82.76 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2011. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

(billions of yen)

	FY2010/11 Q4	QoQ	YoY	FY2010/11 Full year	YoY
Net revenue	299.4	+1%	+8%	1,130.7	-2%
Income before income taxes	37.4	+35%	+31%	93.3	-11%
Net income	11.9	-11%	-35%	28.7	-58%

Fourth quarter divisional performance

Retail

Net revenue in Retail remained roughly unchanged from the prior quarter at 96.2 billion yen. Income before income taxes was 17.7 billion yen, down 23 percent sequentially.

Retail client assets continued to grow steadily until February, but ended the quarter slightly down from the prior quarter at 70.6 trillion yen due to the market decline after the earthquake in Japan. Total sales were up 10 percent quarter on quarter as Nomura continued to provide consulting services to meet the needs of its retail clients. Sales of stocks were particularly strong recording the highest level in eight quarters.

(billions of yen)

	FY2010/11 Q4	QoQ	YoY
Net revenue	96.2	-1%	+1%
Income before income taxes	17.7	-23%	-26%

Asset Management

Asset Management net revenue increased 2 percent to 21.9 billion yen and income before income taxes was 7.9 billion yen, up 14 percent over last quarter.

Assets under management grew by 600 billion yen to 24.7 trillion yen at the end of March, driven primarily by inflows into public stock investment trusts. Nomura Asset Management commanded an industry-leading 21.8 percent share of Japan’s publicly offered investment trust market.

In the investment advisory business, Nomura won more mandates from domestic pension funds and government institutions in Europe, the Middle East and Asia, mainly for Japanese and Asian equities and global bonds.

(billions of yen)

	FY2010/11 Q4	QoQ	YoY
Net revenue	21.9	+2%	+22%
Income before income taxes	7.9	+14%	+62%

Wholesale

Wholesale reported an 8 percent increase in net revenue to 186.3 billion yen and income before income taxes of 29.4 billion yen, up 173 percent sequentially. The gains were driven mainly by higher revenues in Investment Banking and a decline in overall expenses.

Global Markets net revenue was 137 billion yen, down 3 percent quarter on quarter. Income before income taxes was 11.5 billion yen, a decline of 13 percent from the previous quarter. Fixed Income posted a firm quarter despite the elevated market volatility and sharp fall in liquidity, especially towards the end of the quarter. Amid the difficult market conditions, OTC derivatives trade volumes increased compared to the prior year and client revenues in the US continued to grow.

Despite lower volumes on major markets, Equities continued to grow its client business and increase revenues. Nomura also captured a higher market share in Japan by responding to client needs and providing liquidity to clients after the earthquake.

In Investment Banking, gross revenue totaled 54.4 billion yen in the fourth quarter, while net revenue jumped 59 percent quarter on quarter to 49.4 billion yen. Nomura executed a large number of ECM deals during the quarter, including a global offering by Resona Holdings. In Japan, Nomura maintained leading market shares of 44.3 percent in ECM and 51.7 percent in M&A. In Europe, Nomura bookran several large international accelerated bookbuild deals, including one for Sweden’s Nordea Bank, and also booked revenue from large M&A deals that closed in the January to March quarter such as the combination of International Power with GDF Suez’s international energy business. In Asia, Nomura reported revenue contribution from M&A deals including Malayan Bank’s acquisition of Kim Eng, and acted as bookrunner on several samurai bonds.

Nomura maintained its top 10 position in the April 2010 to March 2011 global ECM rankings and moved up six places to number 13 in the global M&A rankings.

(billions of yen)

	FY2010/11 Q4	QoQ	YoY
Net revenue	186.3	+8%	+11%
Income before income taxes	29.4	+173%	-16%

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of March 2011, Nomura’s total capital ratio was 22.2 percent. The firm’s Tier 1 ratio was 16.4 percent and its Tier 1 common ratio was 16.4 percent. Nomura had total assets of 36.7 trillion yen and shareholders’ equity of 2.1 trillion yen. Gross leverage was 17.6 times and net leverage was 10.3 times. All figures are shown on a preliminary basis.

Dividend

Nomura also announced today that it will pay a dividend of 4 yen per share to shareholders of record as of March 31, 2011. The dividend will be paid on June 3, 2011. As a result, the annual dividend for the year ended March 2011 will total 8 yen per share.

Ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2011 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Announces Dividend Payment

Tokyo, April 28, 2011—Nomura Holdings, Inc. today announced that it will pay a dividend of 4 yen per share to shareholders of record as of March 31, 2011. The dividend will be paid on June 3, 2011. As a result, the annual dividend for the year ended March 2011 will total 8 yen per share.

Recent dividends

	Q1		Q2		Q3		Q4		Annual Dividend
2009	JPY	8.5	JPY	8.5	JPY	8.5		—	JPY	25.5
2010			JPY	4.0			JPY	4.0	JPY	8.0
2011			JPY	4.0			JPY	4.0	JPY	8.0

Ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	+ 81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.